Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
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 TRANSGLOBE ENERGY CORPORATION COMPLETES ACQUISITION OF
PRODUCING FIELDS IN EGYPT FOR US$59 MILLION; ASSUMES OPERATION OF
EIGHT DEVELOPMENT LEASES WITH 24 PRODUCING WELLS

CALGARY, Alberta, (Market Wire) Wednesday, September 26, 2007 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") announced today the closing of the acquisition of two privately held companies, holding interests in eight development leases and associated infrastructure in the West Gharib Concession area in the Arab Republic of Egypt.

The transaction highlights include:

US$59 million all-cash deal with operatorship of seven fields with 24 producing wells; funded through an expanded credit facility and cash on hand
Working interest production and reserves at July 1, 2007:
1,500 Bopd; 3.24 million barrels (“MMBbls”) proved reserves; 6.30 MMBbls proved plus probable reserves
TransGlobe’s pro-forma proved reserves increase 35%, proved plus probable reserves increase 54%
TransGlobe paid approximately US$39,333 per producing barrel of oil for the assets, or $9.37 per proved and probable barrel of oil

Increases TransGlobe’s daily production 27% effective with the fourth quarter 2007. The Company estimates pro-forma fourth quarter 2007 production is expected to average 7,000 barrels of oil equivalent per day (Boepd)*

The adjustment date of the acquisition is July 1st , 2007 with all changes in working capital to September 25, 2007 (the closing date) recorded as a purchase price adjustment. Oil production after September 25, 2007 will be recorded in TransGlobe’s earnings.

44,000 gross acres in eight development leases
Adds more than 30 drill-ready development locations that TransGlobe plans to drill during the next 24 months
Exploitation and development projects yielding additional upside
Operations can be integrated with TransGlobe’s existing Cairo regional office
Two drilling rigs and one service rig are under contract
A map showing the purchased acreage can be found on TransGlobe’s web site http://www.trans- globe.com/s/westgharib.asp.

West Gharib, Egypt (45% to 70% operated working interest)
TransGlobe Petroleum International Inc., a wholly owned subsidiary of TransGlobe Energy Corporation, has acquired all the shares of Dublin International Petroleum (Egypt) Limited and Drucker Petroleum Inc. from Tanganyika Oil (Bermuda) I Ltd. for US$59 million, plus working capital adjustments, as at July 1, 2007. Dublin and Drucker together hold a 70% working interest in one development lease and a 45% working interest in seven additional development leases comprising the West Gharib Production Sharing Concession (“PSC”). TransGlobe has assumed operatorship of the West Gharib Concession Agreement.

The West Gharib PSC is located onshore in the western Gulf of Suez rift basin of Egypt. Major oil and gas discoveries have been made in this prolific basin. To date eight billion barrels of oil and five trillion cubic feet of gas have been discovered. The eight approved West Gharib development leases encompass 178 square kilometers (approximately 44,059 acres) and are valid for 20 years. Modern 3-D seismic covers the majority of the development leases. One additional development lease is currently awaiting approval by the Egyptian General Petroleum Corporation (“EGPC”).

Continued

Current gross oil production from the eight development leases is approximately 3,000 Bopd. TransGlobe’s working interest share of production is approximately 1,500 Bopd (approximately 750 net Bopd after the production sharing split with the Government of Egypt). There are seven oil fields on the lands which are producing from 24 wells. The oil produced ranges from 16 degrees API to 26 degrees API and is currently trucked 15 kilometers to the Ras Gharib terminal. Independent reserve auditors have assessed TransGlobe’s share of the eight leases to contain 3.24 MMBbls of working interest proved reserves and 6.30 MMBbls of working interest proved plus probable reserves. This acquisition has increased TransGlobe’s reserves by approximately 35% for Proved and by 54% for Proved plus Probable as at July 1, 2007.

Two drilling rigs are under long term contracts on the West Gharib development leases. One rig is currently drilling an exploration well and the second is also expected to start drilling another exploration well imminently. TransGlobe is currently searching for a third rig for the West Gharib project to accelerate the exploration and development program.

TransGlobe funded the acquisition with an expanded credit facility and cash. A working capital adjustment comprised of cash, inventory and receivables (less payables) of approximately US$11.0 million will bring the total cost of the acquisition to US$70.0 million. The Company’s debt position now stands at $63 million. Corporate pro-forma cash flow from operations** for the fourth quarter of 2007 is anticipated to be $15 million, assuming an average dated Brent oil price of $70 and a natural gas price of Cdn$5.00.

Production Update – Corporate
Total Company production during August and September was lower than expected at 5,100 Boepd and 4,850 Boepd respectively, primarily due to unscheduled plant shutdowns on Block S-1 in late August and in September. The issues were resolved and current corporate production is approximately 5,500 Boepd (pre acquisition). With the addition of 1,500 Bopd in Egypt, it is expected TransGlobe’s production will average approximately 7,000 Boepd in the 4th Quarter.

About TransGlobe Energy
TransGlobe Energy is a growth-oriented international energy company engaged in the exploration, development and production of crude oil and natural gas in the Republic of Yemen, the Arab Republic of Egypt and Alberta, Canada. TransGlobe holds interests in over 1.34 million gross acres in Yemen (368,000 net acres) and 5.5 million acres in Egypt (2.7 million net acres). Financially strong, TransGlobe has reported seven consecutive years of net income.

*The calculations of barrels of oil equivalent ("Boe") are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
** Cash flow from operations, is a non-GAPP measure that represents cash generated from operating activities before changes in non cash working capital.

Cautionary Statement to Shareholders
This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & C.E.O.	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com